VALUE ADD GROWTH REIT III LLC

Federal Income Tax Consequences

The following summarizes some of the Federal income tax consequences of the Company and Investors. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class A Investor Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual citizen or resident of the United States.. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

FEDERAL INCOME TAXATION OF THE COMPANY

We intend to elect to be taxed as a "real estate investment trust," or "REIT," beginning with our first taxable year.

Assuming that we qualify as a REIT, the Company itself will generally not be subject to federal income taxes on net income that is currently distributed to shareholders. The Company will, however, be subject to federal income tax as follows:

- We will be taxed at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

- A REIT may generally be subject to the "alternative minimum tax."

- If we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

- If the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a tax of 100% of the net income from such prohibited transactions.

- If we are able to maintain our qualification as a REIT despite any failure to satisfy either the 75% or 95% income test (discussed below), we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% of income test multiplied by (b) a specified fraction.

- If we maintain our qualification as a REIT, despite any failure to satisfy the REIT asset tests (discussed below), then we will have to pay a tax equal to the greater of $50,000 or the highest marginal corporate tax rate multiplied by the net income generated by the qualifying assets.

- A REIT will be subject to a 4.0% excise tax if it fails to make certain minimum distributions each calendar year.

- A 35% tax will be imposed on the excess inclusions allocable to disqualified entities that hold interests in the REIT.

- If a REIT acquires any asset from a C corporation (*i.e.*, generally a corporation subject to full corporate-level tax) in a carryover basis transaction (or if a REIT such as the Company holds assets beginning on the first day of the first taxable year for which the Company qualifies as a REIT) and the REIT subsequently recognizes gain on the disposition of such asset during the 10-year period (the Recognition Period) beginning on the date on which the asset was acquired by the REIT (or the REIT first qualified as a REIT), then the excess of: (a) the fair market value of the assets as of the beginning of the applicable Recognition Period, over (b) the REIT's adjusted basis in such assets as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the Service (the Built-In Gain Rules).

- A REIT will be subject to a tax equal to 100% of re-determined rents, re-determined deductions, and excess interest between a REIT and its taxable REIT subsidiary.

- A REIT will be subject to the personal holding company tax, if the REIT qualifies as a personal holding company and has undistributed personal holding company income.

If we failed to satisfy one or more of the technical requirements described below, we might nevertheless be entitled to be treated as a REIT under certain "relief" provisions. Otherwise, we would be subject to tax on our taxable income at regular corporate rates, with no deduction allowed for distributions to shareholders. The resulting corporate income tax liability would significantly reduce the cash available for distribution to Investors.

REQUIREMENTS FOR QUALIFYING AS A REIT

To qualify as a REIT, we must elect to be treated as a REIT and meet certain requirements related to our organization, income, assets and distributions. Each set of requirements is discussed in turn below.

ORGANIZATIONAL REQUIREMENTS

The Code defines a REIT as a corporation, trust or association:

- Managed by one or more trustees or directors;

- The beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial ownership;

- Which (but for sections 856 through 859 of the Code) would be taxable as a domestic corporation;

- Which is neither a financial institution nor an insurance company within the meaning of the applicable provisions of the Code;

- The beneficial ownership of which is held by at least 100 persons;

- During the last half of each taxable year, is not closely held, *i.e.*, not more than 50% of the value of its outstanding stock is owned, directly or indirectly, by or for five or fewer "individuals," as defined in the Code to include certain entities;

- Files an election or continues such election to be taxed as a REIT on its return for each taxable year;

- Uses the calendar year as its taxable year; and

- Meets other tests described below, including with respect to the nature of its assets and income and the amount of its distributions.

INCOME TEST REQUIREMENTS

To maintain qualification as a REIT, on an annual basis we must meet the following two gross income requirements:

- At least 75% of our gross income for the taxable year must be derived from, among other things, rents from real property (with some exceptions), interest on obligations secured by mortgages, and certain gains on the sales of property.

- In addition to deriving 75% of our gross income from, among other things, the sources listed above, at least 95% of the REIT's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property.

To satisfy the gross income requirements any "rents from real property" received must meet the following conditions:

- The amount of rent must not be based in whole or in part on the income or profits of any person, but can be based on a fixed percentage of receipts or sales;

- The rent cannot be from a tenant of which we and our affiliates own 10% or more of (i) the total combined voting power of all classes of voting stock, or total value of shares of all classes of stock, if a corporate tenant, or (ii) the interests in the assets or net profits of an entity, if not a corporate tenant;

- The rent cannot be attributable to personal property unless it is leased in connection with real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received for the taxable year attributable to both the real and personal property leased under such lease; and

- The rent cannot be attributable to services furnished or rendered in connection with the rental of real property, unless such services are customarily provided in connection with the rental of real property, whether or not such charges are separately stated.

We do not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rent attributable to such lease.

We may provide certain services with respect to our properties. We believe that these services will only be of the type that are usually or customarily rendered in connection with the rental of space for occupancy and that are not otherwise rendered to the tenants. Therefore, we believe that the provision of such customary services will not cause rents received with respect to our properties to fail to qualify as "rents from real property." Non-customary services and services rendered primarily for the tenants' convenience will be provided by an independent contractor or a taxable REIT subsidiary to avoid jeopardizing the qualification of rent as "rents from real property."

Except for amounts received with respect to certain investments of cash reserves, we anticipate that substantially all of our gross income will be derived from sources that will allow us to satisfy the income tests described above; however, we can make no assurance in this regard.

ASSET TEST REQUIREMENTS

At the close of each quarter of the taxable year, we must also satisfy the following four tests related to the nature and diversification of our assets:

- At least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities;

- No more than 25% of the value of our total assets can be represented by securities (other than those securities includible in the 75% asset test);

- No more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries; and

- With the exception of taxable REIT subsidiaries and those securities includible under the 75% asset test, we may not own:

  o Securities of any one issuer whose value exceeds 5% of the value of our total assets;

  o More than 10% of any one issuer's outstanding voting securities; and

  o More than 10% of the value of the outstanding securities of any one issuer.

ANNUAL DISTRIBUTION REQUIREMENTS

To qualify as a REIT, we must meet the following annual distribution requirements:

- We must distribute (other than capital gain distributions) to our beneficiaries an amount at least equal to the sum of: (i) 90% of the REIT taxable income (computed without regard to the dividends-paid deduction and by excluding our net capital gain), and (ii) 90% of the net income, if any, from foreclosure property in excess of the excise tax on net income from foreclosure property, minus the sum of certain items of non-cash income.

- We must distribute during each calendar year at least the combined sum of 85% of our ordinary income for that year; 95% of our capital gain net income for that year; and any undistributed taxable income from prior periods.

- We may not dispose of any asset that is subject to the Built-In Gain Rules during the 10-year period beginning on the date on which we acquired the asset.

We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise tax. In such event, we may find it necessary to borrow funds to pay the required distribution or, if possible, pay taxable stock dividends in order to meet the distribution requirement.

TAXATION OF INVESTORS

How Income is Reported To Investors
Each Investor will receive a Form 1099 from the Company each year, and will transfer the information onto his, her, or its personal tax return. Investors will not receive a Form K-1 from the Company.

Taxation of Distributions
Distributions to Investors other than "capital gain dividends" will be treated as taxable dividends up to the amount of the Company's current or accumulated earnings and profits. To the extent that we make a distribution in excess of our positive current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, up to an Investor's tax "basis" in his, her, or its Class A Investor Shares, then as capital gain.

Dividends that we declare in October, November, or December of any year payable to stockholders of record on a specified date in any such month are treated as both paid by us and received by Investors on December 31 of that year, provided that we actually pay the dividends during January of the following calendar year.

Dividends from the Company will *not* be treated as "qualifying dividends," which are eligible for lower tax rates (generally the same tax rates that apply to long term capital gains).

"Capital gain dividends" will be reported as long-term capital gains on the tax returns of Investors (to the extent that they do not exceed our actual net capital gain for the taxable year), without regard to how long an Investor has owned his, her, or its Class A Investor Shares.

Taxation of Losses
Because the Company will be taxed as a corporation, and not as a partnership, Investors may not report on their own income tax returns any tax losses incurred by the Company.

Additional Medicare Tax
Higher-income taxpayers are subject to an additional 3.8% tax on net "investment income." Income Investors receive from the Company will be included as "investment income" for these purposes.

Tax on Sale of Class A Investor Shares
An Investor who sells Class A Investor Shares generally will realize capital gain or loss equal to the difference between the selling price and his, her, or its adjusted tax "basis" in the Class A Investor Shares. If the Investor has owned the Class A Investor Shares for at least one year, any gain would generally be treated as long term capital gain.

Passive Activity Losses
Taxable distributions from the Company will not be treated as "passive activity income" under Code section 469 and may not be offset against losses from passive activities.

Withholding Taxes

We might be required to withhold federal income tax from distributions under certain circumstances, *e.g.*, where an Investor has failed to provide us with a valid taxpayer identification number.

Each Investor must either report Company items on his tax return consistent with the treatment on the information return of the Company or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Manager will serve as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

OTHER TAX CONSEQUENCES

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.